DATAMEG CORP. ANNOUNCES AGREEMENT IN PRINCIPLE FOR THE ACQUISITION OF DATAMEG CORP. AND ITS ASSETS AS A RESULT OF THEIR CAS TECHNOLOGY DEMONSTRATIONS

WASHINGTON DC, Nov. 7 DataMEG Corp. (OTC BB: DTMG) announced today that they have reached an tentative agreement in principle, as a result of their CAS technology demonstrations, for the acquisition of DataMEG Corp. and its assets.

Andrew Benson, President DataMEG Corp. stated, "We have received and agreed to consider a preliminary expression of interest from a telecommunications firm to purchase the assets of DataMEG Corp. for a combination of cash and stock, based on the due diligence that they have performed to date and their attendance at our CAS demonstrations. Based upon our discussions, we expect to receive a written offer over the next couple of weeks. This development is a direct result of our CAS technology demonstrations."

Mr. Benson continued, "The potential buyer, a publicly traded company, indicated that a possible transaction might be structured to include a portion of the sale to be made in cash, with the balance paid in stock. If a more formal agreement is reached, it is expected that the terms of the transaction would provide the buyer with an exclusive period during which DataMEG Corp. will no longer provide CAS demonstrations or have discussions with any other interested parties, in exchange for the buyer providing DataMEG Corp. with interim financing to assist it in the development of its ASIC "chip" design and production. Once the parties' discussions progress further, we can be more specific regarding terms and price. This is a significant step in the direction we have been pursuing since inception. We anticipate any transaction to be beneficial for our shareholders. We hope our patience and hard work, to date, will be rewarded. It is important, however, to bear firmly in mind that the discussions to date are merely preliminary. Whether an advantageous agreement will be reached and performed is purely conjecture at this point. The Company continues to focus its efforts on advancing the design and development of the CAS technology and the ASIC "chip". We expect to have additional announcements involving our progress in this matter and other important areas of business operations soon."

DataMEG Corp., currently headquartered in Washington DC, is an engineering / technology firm focused on Internet and telecommunications technology solutions. DataMEG Corp. is developing proprietary technology, its Communications Acceleration System, (CAS), which allows for the transfer of information over POTS, DSL and other information transmission networks.

Except for the historical information contained herein, this press release contains forward-looking statements within the meaning of Section 21E of the Securities and Exchange Act of 1934, as amended, that involve a number of risks and uncertainties. These forward-looking statements may be identified by reference to a future period by use of forward-looking terminology such as "expect," "anticipate," "could," "may" and other words of similar nature. There are certain important factors and risks that could cause results to differ materially from those anticipated by the statements herein. Such factors and risks include the successful completion of the CAS technology development, and the business conditions and growth in related areas of telecommunications, wireless and digital transmission arenas and in the economy in general. Competitive factors include the rapid pace of alternative technology advancements and the Company's ability to gain market acceptance of its evolving product. Other risks, including the outcome of pending adverse claims to the Company and its subsidiary's technology that have been and may be detailed from time to time in the filings of the Securities and Exchange Commission. Neither DataMEG Corp. or its subsidiary undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.